UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 001-38208

Dragon Victory International Limited

Room 1803, Yintai International Building

Kejiguan Road, Binjiang District, Hangzhou, Zhejiang Province

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Registered Direct Offering

On March 31, 2021, Dragon Victory International Limited, an exempted company incorporated and existing under the laws of the Cayman Islands (the “Company”), and YA II PN, Ltd., an exempted company incorporated and existing under the laws of the Cayman Islands (the “Buyer”), entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”), for (i) the sale and issuance to the Buyer of a convertible promissory note (the “Convertible Note”) in the principal amount of $6,000,000, which shall be convertible into ordinary shares of the Company, par value $0.0001 per share (“Ordinary Shares”), for a purchase price of $5,940,000, and (ii) the issuance to the Buyer of 120,000 Ordinary Shares as a commitment fee (the “Commitment Shares”), in a registered direct offering (the “Offering”).

The Convertible Note will mature 12 months from its issuance and is convertible into Ordinary Shares. Interest will accrue on the outstanding principal balance of the Convertible Note at an annual rate equal to 5%. Interest will be calculated on the basis of a 365-day year and the actual number of days elapsed. During the term of the Convertible Note, the Company will make certain consecutive monthly amortization payments in cash or Ordinary Shares for so long as any triggering event remains uncured until the Convertible Note is fully repaid. The Company has the right, but not the obligation, to redeem early a portion or all amounts outstanding under the Convertible Note, provided that (i) the trading price of Ordinary Shares is less than the fixed conversion price ($2.75) and (ii) the Company provides the holder of the Convertible Note with at least 10 business days’ prior written notice.

Copies of the Securities Purchase Agreement and the Convertible Note are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference. The foregoing summaries of the terms of the Securities Purchase Agreement and the Convertible Note are subject to, and qualified in their entirety by, such documents. A copy of the legal opinion issued by Ogier, the Company’s Cayman counsel, is attached hereto as Exhibit 99.3.

On March 31, 2021, the Company issued the Convertible Note and the Commitment Shares to the Buyer and the Offering closed on the same day. The Company currently intends to use the net proceeds from the Offering for working capital and general corporate purposes.

The sale and offering of the Convertible Note pursuant to the Securities Purchase Agreement and the issuance of all of the Ordinary Shares issuable to the Buyer under the Convertible Note were effected as a takedown off the Company’s shelf registration statement on Form F-3 (File No. 333-252688), which became effective on February 12, 2021, pursuant to a prospectus supplement filed with the Securities and Exchange Commission on March 31, 2021.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Securities Purchase Agreement dated March 31, 2021 by and between the Company and the Buyer
99.2	Convertible Note dated March 31, 2021
99.3	Legal Opinion of Ogier

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dragon Victory International Limited

By:	/s/ Limin Liu
Limin Liu
Chief Executive Officer

Date: March 31, 2021

2